

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000	US Bank Tower, Suite 2200
333 – 7th Avenue SW	950 - 17th Street
Calgary, Alberta	Denver, Colorado
T2P 2Z1	80202-2805

February 21, 2024

Enerplus Announces an 8% Increase to its Quarterly Cash Dividend for March 2024

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that its dividend will increase 8%, to US$0.065 per share, effective with the March 15, 2024 dividend, which is payable to all shareholders of record at the close of business on March 4, 2024. The ex-dividend date for this payment is March 1, 2024.

The US$0.065 per share dividend is equivalent to approximately CDN$0.088 per share if converted using the current US/Canadian dollar exchange rate of 1.35. The CDN dollar equivalent dividend will be based upon the US/Canadian exchange rate closer to the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered "eligible dividends" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304